News Release Communiqué de Presse

Exhibit 99.13
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TOTAL S.A.
Share capital:
€5,981,907,382.50
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com
Total Sells Its Interest in the Milford Haven Refinery
in the United Kingdom
Paris, August 30th, 2007 - Total today announces that it has reached an agreement to sell its 70% interest in the Milford Haven refinery in Wales to its partner Murco Petroleum. Upon completion of the transaction, Murco will be the sole owner of the 5.3-million-ton-per-year facility and the sole employer of the refinery workforce. The transaction is expected to be finalized by the end of the year.
The divestment in the Milford Haven refinery will allow Total to concentrate its U.K. refining operations at the wholly-owned Lindsey Oil Refinery. With a capacity of 10 million metric tons, the Lindsey Oil Refinery matches Total’s marketing needs in the U.K. The Group recently embarked on a €300-million capital investment program to meet growing demand for low-sulfur diesel.
The transaction reflects Total’s strategy of upgrading its industrial base and enhancing its performance by adjusting to market trends and assertively managing assets, while meeting increasingly stringent product quality and environmental standards.
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Total markets nearly 10 million tons of petroleum products a year in the United Kingdom, where it has 900 service stations. The Group is also a major oil and gas producer in the U.K. sector of the North Sea and has a number of chemicals subsidiaries in the United Kingdom.
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com